Suite 300, 570 Granville Street, Vancouver, BC V6C 3P1, Canada

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Esperanza Silver Corporation (the “Corporation”) will be held at Suite 300, 570 Granville Street, Vancouver, British Columbia, on Wednesday, May 20th, 2009 at 10:00 a.m. (local time), for the following purposes:

1.

To receive and consider the Report of the Directors to the Shareholders.

2.

To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2008 together with the auditor’s report thereon.

3.

To set the number of directors for the ensuing year at five.

4.

To elect directors for the ensuing year.

5.

To appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor.

6.

To ratify and approve the Corporation’s Stock Option Plan (the “Plan”) and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.

To transact such other business as may properly come before the meeting.

The Board of Directors has fixed April 14, 2009 as a Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Voting Instruction Form, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete Proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia this 14th day of April, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed:  “Kim C. Casswell”

Kim C. Casswell

Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.